UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2014

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On March 10, 2014, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with accredited and institutional investors (the “Investors”) providing for the issuance of 982,344 American Depositary Shares (“ADSs”), at a purchase price of $5.15 per ADS, and warrants to purchase 491,172 additional ADSs in a private placement (the “Offering”). The Offering closed on the same day.

The warrants may be exercised at any time after September 10, 2014 for a period of four years from the date of issuance and have an exercise price of $6.43 per ADS, subject to adjustment as set forth therein.  The warrants may be exercised on a cashless basis if after September 10, 2014 there is no effective registration statement registering the ADSs underlying the warrants.

We also entered into a registration rights agreement with the Investors (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, we agreed to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) registering the resale of the ADSs issued to the Investors together with the ADSs underlying warrants issued to the Investors and the placement agent on or prior to 30 days following the closing date and to use our reasonable best efforts to cause the registration statement to be declared effective  within 60 days following the closing date (or 90 days in the event of a full review by the SEC). The Registration Rights Agreement provides for the payment of monthly registration delay payments of 1% of the purchase price paid by the Investors up to an aggregate of 9% upon the occurrence of certain events outlined in the Registration Rights Agreement, including, the Company’s failure to timely file the registration statement, have the registration statement timely declared effective as required by the Registration Rights Agreement or maintain the effectiveness of the registration statement subject to certain allowable grace periods.

In connection with the Offering, the Company’s officers and directors entered into lock-up agreements pursuant to which they may not, among other things, offer or sell ADSs or ADS equivalents until 30 days after the effectiveness of the Registration Statement, subject to certain exceptions. In addition, for a period of 60 days following closing, the Company may not offer or sell any of its securities, subject to certain exceptions.

Roth Capital Partners, LLC acted as exclusive placement agent for the private placement and at closing is entitled to a placement fee of $303,545 and placement agent warrants to purchase 49,117 ADSs exercisable at $6.43 per ADS for four years. The placement agent warrants may be exercised on a cashless basis at any time after September 10, 2014 and contain registration rights covering the resale of the ADSs underlying the placement agent warrants.

The securities were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, and have acquired the securities for their own account and not with a view to or for sale in connection with any distribution thereof.

The foregoing summaries of the terms of the Securities Purchase Agreement, Registration Rights Agreement, Warrants, Lock-Up Agreements and Placement Agent Warrant are subject to, and qualified in their entirety by, such documents attached hereto as Exhibits 99.1, 99.2. 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. We announced the Offering in a press release issued on March 10, 2014, a copy of which is attached as Exhibit 99.6 is incorporated in its entirety by reference.

Exhibit Index

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant
99.3	Form of Registration Rights Agreement
99.4	Form of Lock-Up Agreement
99.5	Form of Placement Agent Warrant
99.6	Press Release, dated March 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date March 10, 2014	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer